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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO
                                  (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                                AMAZON.COM, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

Options to Purchase Common Stock, Par Value $0.01 Per Share, Having an Exercise
                           Price of More Than $23.00
                         (Title of Class of Securities)

                                ----------------

                                   023135106
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                ----------------

                               L. Michelle Wilson
                 Vice President, General Counsel and Secretary
                                Amazon.com, Inc.
                                 P.O. Box 81226
                         Seattle, Washington 98108-1226
                                 (206) 266-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                            Stephen I. Glover, Esq.
                          Gibson, Dunn & Crutcher LLP
                           1050 Connecticut Ave. N.W.
                              Washington, DC 20036
                                 (202) 955-8500

                           CALCULATION OF FILING FEE

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
             Transaction valuation*                            Amount of filing fee
-----------------------------------------------------------------------------------
                  $283,720,875                                       $56,744

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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 34,932,216 shares of common stock of Amazon.com, Inc. having an aggregate value of $283,720,875 as of January 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid: Not applicable.
                   Form or Registration No.: Not applicable.
                         Filing party: Not applicable.
                          Date filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]third party tender offer subject to Rule 14d-1.
[X]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Item 1. Summary Term Sheet.

   The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 31, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) The name of the issuer is Amazon.com, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144-2734, (206) 266-1000. The information set forth in the Offer to Exchange under Section 9 ("Information About Amazon.com, Inc.") is incorporated herein by reference.

   (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 1997 Stock Incentive Plan (the "1997 Plan"), the France Subplan under the 1997 Plan (the "France Subplan"), the 1999 Nonofficer Employee Stock Option Plan (the
"1999 Plan"), and the Alexa Internet Amended and Restated 1997 Stock Option Plan (the "Alexa Plan," and collectively with the 1997 Plan, France Subplan and 1999 Plan, the "Option Plans") to purchase shares of the Company's Common Stock, par value $0.01 per share ("Option Shares"), having an exercise price of more than $23.00 (the "Options"), other than the "Special Options" (as defined below), for new options that will be granted under the Option Plans (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). In July 2000, Amazon.com announced that in addition to the annual stock option grant, eligible employees would be awarded a Special Option, in the form of a one-time stock option grant with a two year vesting schedule. The Special Options granted on July 27, 2000 have an exercise price of $30.875 and the Special Options granted on August 8, 2000 have an exercise price of $35.834, and therefore may be exchanged under the terms of this offer. However, unlike all other options exchanged (the "Eligible Options"), the Special Options will not be taken into account when calculating the New Option grant, but will be cancelled along with the Eligible Options. In addition, this offer does not include the class of options held by option holders who have not been employees of Amazon.com or one of its subsidiaries on all of the following dates: July 24, 2000, January 31, 2001 and the date the Offer expires. If you are not an employee of Amazon.com or one of its subsidiaries on all of those dates, you will not be eligible to accept the Offer. For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the amount set forth on Table 3 of the Election Form. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

   (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

   (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax

Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

   (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

   (b) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

   (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

   (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

   (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

   (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

   (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

   (a) Not applicable.

   (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

   (a) Not applicable.

Item 10. Financial Statements.

   (a) The information set forth in the Offer to Exchange under Section 9 ("Information About Amazon.com") and Section 16 ("Additional Information"), and on pages 10 through 35 of the Company's Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 1999 and pages 3 through 12 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 is incorporated herein by reference.

Item 11. Additional Information.

   (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

   (b) Not applicable.

Item 12. Exhibits.

   (a)(1)Offer to Exchange, dated January 31, 2001.

      (2)Form of Letter to Eligible Option Holders and Summary of Terms.

      (3)Form of Election Form.

      (4)Form of Notice of Change in Election From Accept to Reject.

      (5)Form of Notice of Change in Election From Reject to Accept.

      (6)Form of Joint Election to Transfer the Employer's National Insurance Liability for U.K. Based Employees of Amazon.com, Inc. and its Subsidiaries.

      (7)Amazon.com, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 29, 2000 and incorporated herein by reference.

      (8)Amazon.com, Inc. Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on September 8, 2000 and incorporated herein by reference.

      (9)Amazon.com, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on October 30, 2000 and incorporated herein by reference.

    (b) Not applicable.

   (d)(1)Amazon.com, Inc. 1997 Stock Incentive Plan. Filed as Appendix B to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 29, 2000 and incorporated herein by reference.

      (2)Amazon.com, Inc. 1999 Nonofficer Employee Stock Option Plan. Exhibit
99.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on May 15, 1999 and incorporated herein by reference.

      (3)Alexa Internet Amended and Restated 1997 Stock Option Plan. Exhibit
99.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on June 11, 1999 and incorporated herein by reference.

      (4)France Stock Option Subplan Under the Amazon.com, Inc. 1997 Stock Incentive Plan.

      (5)Form of New Option Agreement Pursuant to the Amazon.com, Inc. 1997 Stock Incentive Plan.

      (6)Form of New Option Agreement Pursuant to the Amazon.com, Inc. 1999 Nonofficer Employee Stock Option Plan.

    (e) Not applicable.

    (f) Not applicable.

Item 13. Information Required by Schedule 13E-3.

    (a) Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          AMAZON.COM, INC.

                                               /s/ L. Michelle Wilson
                                          _____________________________________
                                                   L. Michelle Wilson
                                             Vice President, General Counsel
                                                      and Secretary

Date: January 31, 2001

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
 (a)(1)  Offer to Exchange, dated January 31, 2001.

 (a)(2)  Form of Letter to Eligible Option Holders and Summary of Terms.

 (a)(3)  Form of Election Form.

 (a)(4)  Form of Notice of Change in Election From Accept to Reject.

 (a)(5)  Form of Notice of Change in Election From Reject to Accept.

 (a)(6)  Form of Joint Election to Transfer the Employer's National Insurance
          Liability for U.K. Based Employees of Amazon.com, Inc. and its
          Subsidiaries.

 (a)(7)  Amazon.com, Inc. Annual Report on Form 10-K for its fiscal year ended
          December 31, 1999, filed with the Securities and Exchange Commission on March 29, 2000 and incorporated herein by reference.

 (a)(8) Amazon.com, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange
          Commission on October 30, 2000 and incorporated herein by reference.

 (a)(9) Amazon.com, Inc. Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on September 8, 2000 and incorporated herein by reference.

 (d)(1)  Amazon.com, Inc. 1997 Stock Incentive Plan. Filed as Appendix B to the
          Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 29, 2000 and incorporated herein by reference.

 (d)(2)  Amazon.com, Inc. 1999 Nonofficer Employee Stock Option Plan. Exhibit
          99.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on May 15, 1999 and incorporated herein by reference.

 (d)(3)  Alexa Internet Amended and Restated 1997 Stock Option Plan. Exhibit
          99.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on June 11, 1999 and incorporated herein by reference.

 (d)(4)  France Stock Option Subplan Under the Amazon.com, Inc. 1997 Stock
         Incentive Plan.

 (d)(5)  Form of New Option Agreement Pursuant to the Amazon.com, Inc. 1997
         Stock Incentive Plan.

 (d)(6)  Form of New Option Agreement Pursuant to the Amazon.com, Inc. 1999
          Nonofficer Employee Stock Option Plan.